Contact

www.linkedin.com/in/jim-paull (LinkedIn)

Top Skills

Business Strategy
Management
Start-ups

Jim Paull

Stellaris
Andover, Massachusetts, United States

Summary

• Comprehensive and diverse business skill set enabling effective management and growth of entrepreneurial businesses
• Areas of expertise and accomplishment include deal structuring and closing, formulation of competitive strategies, successful execution of start-up businesses with limited resources
• Deep knowledge of energy and renewable energy markets, industry players and emerging opportunities
• Solid, practical technical background integrating understanding of the subtleties and complexities of technology with well-honed experience in business strategy and execution

Experience

Stellaris Corporation
CEO, President, and Director
2005 - Present (20 years)

DNV
Senior Advisor for Distributed Resources
April 2021 - Present (4 years 2 months)

Energy and Resource Solutions
6 years 6 months

Senior Advisor for Distributed Resources
October 2018 - March 2021 (2 years 6 months)
North Andover, Massachusetts, United States

Senior Engineer
October 2014 - October 2018 (4 years 1 month)

Education

Dartmouth College

AB, BE, engineering · (1963 - 1968)

Tufts University

MS, engineering · (1972 - 1974)

University of Massachusetts Lowell

MMS, business · (1975 - 1977)